

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

May 9, 2008

Mr. James Hennen
Chief Financial Officer
Vascular Solutions, Inc.
6464 Sycamore Court
Minneapolis, MN 55369

>   **Re: Vascular Solutions, Inc.**
>   **Form 10-K for the Year Ended December 31, 2007**
>   **File No. 000-27605**

Dear Mr. Hennen:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Consolidated Financial Statements, page 42

Consolidated Statement of Operations, page 46

1.   We note that you present stock-based compensation charges on the face of the
        consolidated statements of operations in a table that presents total stock-based
        compensation. We note a similar presentation within your March 31, 2008 Form 10-Q.
        Consistent with the guidance in SAB Topic 14-F, please revise future filings to present
        stock-based compensation in a parenthetical note to the appropriate income statement line
        items or to remove the total stock compensation line from the table. As indicated in that
        guidance, you may also present the information in the footnotes to the financial
        statements or within MD&A.

Notes to Consolidated Financial Statements, page 49

2.   We note your disclosures on page 26 that presents from external customers by products
        for each reporting presented. We note similar disclosures within your March 31, 2008
        Form 10-Q. Please revise your future filings to present this information within your
        notes to the financial statements as required by paragraph 37 of SFAS 131.

Note 2. Summary of Significant Accounting Policies, page 49

-Revenue Recognition, page 51

3.   We note that you have entered into collaborative agreements with King Pharmaceuticals,
        Inc. Please revise your future filings to disclose the impact, if any, that the adoption of
        EITF 07-01 will have on your financial statements. Refer to SAB Topic 11:M.

Form 8-K Dated April 17, 2008

4.   We note that you discuss a non-GAAP measure entitled "net income, as adjusted".
        Please revise future filings to include a reconciliation of this non-GAAP measure, which
        shall be quantitative for historical non-GAAP measures presented, and quantitative, to the
        extent available without unreasonable efforts, for forward-looking information, of the
        differences between the non-GAAP financial measure disclosed or released with the most
        comparable financial measure or measures calculated and presented in accordance with
        GAAP. Refer to Item 100(a)(2) of Regulation G.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,



Kevin L. Vaughn
Accounting Branch Chief